Exhibit (h.36)

FORM OF SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of September     , 2022, by and between BlackRock Fund Advisors (“BFA”), a California corporation, and iShares Trust (the “Trust”), a statutory trust established under the laws of the State of Delaware.

RECITALS

WHEREAS, pursuant to that certain License Agreement dated as of September 5, 2007 (as amended from time to time, the “License Agreement”) between J.P. Morgan Securities LLC (“JPMorgan”) and BFA (as successor to Barclays Global Investors, N.A.), BFA obtained a license to use, in connection with certain funds established and advised by BFA or a BFA affiliate (defined in the License Agreement as “Barclays Products” and hereinafter referred to as “Funds,” or each a “Fund”), certain securities indexes owned and managed by JPMorgan (the “JPMorgan Indexes”) along with associated marks (the “JPMorgan Marks”); and

WHEREAS, BFA has the right, pursuant to Section 2 of the License Agreement, to grants its rights thereunder to certain affiliated entities that launch or market Funds (defined in the License Agreement as a “Permitted Barclays Entity”), of which the Trust is such an entity; and

WHEREAS, the Trust wishes to use the JPMorgan Indexes and the JPMorgan Marks in connection with the establishment of a series of exchange-traded funds, each based on a JPMorgan Index (each, an “Index ETF”), and to use the JPMorgan Marks in connection with the identification and marketing of the Index ETFs and in connection with making disclosures about the Index ETFs under applicable laws, rules and regulations; and

WHEREAS, BFA wishes to grant a sublicense to the Trust for the use of the JPMorgan Indexes and the JPMorgan Marks;

NOW THEREFORE, the parties agree as follows:

1.

Grant of Sublicense. Subject to the terms and conditions of this Agreement, BFA hereby grants to the Trust a sublicense to use the JPMorgan Indexes (and associated data, information and JPMorgan Marks) in the manner set forth in, and subject to the terms of, the License Agreement. The Trust shall have no right to grant a sublicense or to share use of the JPMorgan Indexes or the JPMorgan Marks with any other person or entity.

2.

Performance of Obligations Under the License. The Trust will be responsible for performing all of BFA’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the JPMorgan Indexes and the JPMorgan Marks in connection with the formation and operation of Index ETFs.

3.	Fees. There shall be no fees paid to BFA or JPMorgan in connection with the sublicenses obtained hereunder.

4.

Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) BFA or an affiliate of BFA ceases to exercise investment discretion over the Trust or any Index ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity. BFA shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Trust’s right to use the JPMorgan Indexes and the JPMorgan Marks shall terminate immediately.

5.

Indemnification. The Trust shall indemnify and hold harmless BFA, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Trust or interests therein, (b) any breach by BFA of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Trust, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Trust or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BFA or an affiliate of BFA. The provisions of this section shall survive termination of this Agreement.

6.

Assignment. The Trust will not make, or purport to make, any assignment or other transfer of this Agreement. BFA may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Trust.

7.	Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8.	Entire Agreement. This Agreement and the License Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

9.

Construction. Headings used in this Agreement are for convenience only and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of California.

10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

BLACKROCK FUND ADVISORS		iSHARES TRUST

By:		By:
	Name: Shannon Ghia		Name: Trent Walker
	Title: Managing Director		Title: Treasurer and Chief Financial Officer

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